Exhibit 99.5

2Q23 Financial R esults Grupo Éxito The picture can't be displayed. The picture can't be displayed. “ The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of t he issuer” .

2 Note on forward looking statements This document contains certain forward - looking statements based on data, assumptions and estimates, that the Company believes are reasonable ; however, it is not historical data and should not be interpreted as guarantee of its future occurrence . Grupo Éxito operates in a competitive and rapidly changing environment, therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward - looking statement . The forward - looking statements contained in this document are made only as of the date hereof . Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any forward - looking statement contained in this press release is based . All figures are expressed in millions (M) or billion (B) of Colombian Pesos (COP) unless otherwise stated and expressed in long scale (COP B represent 1 , 000 , 000 , 000 , 000 ) .

The picture can't be displayed. ▪ DR Listing process ▪ ESG strategy ▪ Quarterly highlights ▪ Financial performance ▪ Conclusions and Q&A session Agenda 3

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Our people Zero Malnutrition • 59 , 719 food packages delivered to children and their families • Presence in 23 states Tons of material collected at the operation of fruit and vegetables are locally purchased and • Recognized by MERCO Talento as the best retail company to work for . • Terrazas Verdes - hydroponic farming projects with communities - expanded to new territories such as Siloé in Cali • 51 % o f female workforce • 42 % of female leadership positions • 1 , 552 employees recognized as diverse population C hildren benefited from nutrition and complementary programs . 62 , 516 trees planted thanks from donations made by c ustomers , employees and allies Tons of recyclable material post - consumption Sales of organic p roducts The picture can't be displayed. The picture can't be displayed. The picture can't be displayed. The picture can't be displayed. Sustainable Trade My Planet Governance & Integrity Healthy lifestyle Follow - up ESG strategy YTD ESG initiatives to generate value: economic growth, social development and environmental protection The picture can't be displayed. Sales of v egan protein Equipares Golden Seal obtained 128 direct suppliers geo - referenced in our supply chain for products such as avocado, coconut, banana and tomato • Plans to improve well - being conditions of 70 % of employee ǲ s sample • Psychosocial survey performed by employees at stores The picture can't be displayed. bought directly to producers

Recurring EBITDA COP$395,391 M, +6.6%, 7.7% margin Net Revenue COP $ 5.1 B (+8.5% vs 2Q 22, +12.4% 1 ) Notes : (1) W hen excluding the non - VAT day effect of 390 bps . (2) Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect ( - 2 . 1 % and 0 . 6 % at top line in 2 Q 23 and 1 H 23 , and 2 . 5 % and 4 . 8 % at recurring EBITDA, respectively) . (3) Excluding FX and calendar effect . (4) LTM e xpansion from o penings, reforms, conversions and remodellings . SSS 3 + 5.9% (+9.8% 1 ) ▪ Quarterly t op line driven by : x Double - digit sales growth from Uru and Arg (in LC) and solid performance of real estate ▪ Top line YTD grew 13 . 5 % vs 1 H 22 , (+ 17 . 1% 2 on comparable basis) ▪ Recurring EBITDA grew 6 . 6% , from solid gross margin gains (+ 100 bps), despite inflationary pressures on the structure across countries ▪ Net Result reflected : x Positive contribution of retail operations and income tax result offset by h igher financial expenses, minority interest and TUYA provisions • Free cash flow reached COP $ 92 K M ▪ A solid performance of omni - channel (+ 7 . 6 % growth ; 9 . 8 % share on consolidated sales, Col 12 . 7% , Uru 2 . 7 % and Arg 4 . 3% ) ▪ Innovative formats share on Colombia sales + 42% ( + 1 . 3 p . p . vs 2 Q 22 ) ; + 43 . 3 % consol . ▪ Real estate posted higher revenue in 2 Q 23 from rents and administrative fees (+ 17 . 8 % consol , + 18 . 9 % Col) ▪ CapEx of COP $ 106 , 419 M, 63 % allocated to expansion ▪ LTM store expansion : x 87 stores 4 (Col 70 , Uru 5 , Arg 12 ) x Store portfolio optimization in Colombia x Opening of the first Fresh Market store in Buenos Aires x Total 639 stores, 1 . 05 M sqm 2Q 23 Consolidated 2 highlights Financial Highlights Investment & expansion Operating Highlights High single - digit top line growth (+12.4% on c omparable basis 1 ) driven by solid sales performance in all three countries The picture can't be displayed. The picture can't be displayed. Net Result COP - $6,184 M ( - 0.1% margin) 9 The picture can't be displayed. Corporate governance ▪ On June 26 th , Casino Group stated that it ǲ s working on a non - core asset disposal plan and later mentioned that “ GPA and Éxito are assets that may be sold as part of the Group's three - year plan for sale of assets, and that on this date, there are no milestones and no sale process ongoing for GPA . The only active project at the moment involving these two companies is the segregation of Éxito’s and GPA’s businesses . ” ▪ This announcement does not have any impact in Éxito ǲ s listing process The picture can't be displayed.

Financial Performance 10

2Q23 Top Line performance • Net Revenue +4.2%, boosted by real estate performance (+18.9%). • Sales + 3.6% ( +9.0% 1 and SSS + 0.7% (+ 6.1% 1 ) boosted by FMGC (+9.7%), omni - channel (+ 5.8%), and innovation (share +1.3 p.p.) offset by 5.4 p.p. when excluding the non - VAT day from the base. • Internal food inflation was 4.4 p.p. below the national CPI food index. • Éxito: sales + 0.1% , SSS - 2.2%, driven by fresh food (+8.1%) and FMGC (+7.7%) offset by the double - digit sales drop of the digital category from cancelled non - VAT day during 2Q23. • Carulla: sales +15.4% , SSS +15.9%, driven by food (+15.8%) and omni - channel (+65%) • Low - cost & Other 2 : sales +7.7% , SSS - 0.8% • Surtimayorista: sales +13.6%, SSS 0.4% • Surtimax: sales +2.1%, SSS + 1.1% , • Super Inter : sales - 2.8%, SSS - 2.7% Net Revenue + 13 . 5 % in LC . Sales + 13 . 5% , SSS 13 . 3% , above inflation ( 5 . 9% ), boosted by : • Positive outcome of commercial activities • 29 Fresh Market stores (+ 18 . 2% , + 7 p . p . above regular stores, 58 . 2 % share on sales) • Omni - channel sales (+ 7 . 7% ) Net Revenue +153% in LC ; r esults in COP impacted by a negative 61.9% FX effect. Sales +152.8%, SSS +117.7%, above inflation (120.9%) d riven by: • Improved commercial trend • Omni - channel sales (+201.2%, 4.3% share) • C&C format (11 MiniMayorista stores YTD, 13.9 % on sales) Other revenue (+159.1% in LC ) from solid occupancy levels (93%) Net Revenue + 8.5% (+10.8% exc FX) Sales +8.2% driven by: • Solid performance in all three countries (+12.3% 1 in comparable basis) • LTM expansion ( 87 stores) Other revenue + 16.5 % driven by r eal estate i ncome ( rental and administrative fees +17.8%) and the sale of assets in Colombia of COP$ 18,000 M Notes : Data in COP includes a 18 . 3 % FX effect in Uruguay at top line and at recurring EBITDA in 2 Q 23 and 26 . 3 % in 1 H 23 and - 61 . 9 % and - 50 . 5 % in Argentina, respectively, calculated with the closing exchange rate . SSS In local currency, include the effect of conversions and the calendar effect adjustment of - 1 . 5 % in Colombia ( 2 . 0 % in Éxito, and - 0 . 1 % in LC segments), 0 . 5 % in Uruguay and 0 . 7 % in Argentina (1) In comparable basis when excluding the non - VAT day . (2) Segment includes sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third - party sellers, and the sale of property development projects (inventory) of COP $ 18 K M in 2 Q 23 and COP $ 47 . 2 in 1 H 23 ) . 11 Consolidated sales grew by 8.2% (+12.3% when excluding the non - VAT day effect) in COP M 2Q23 2Q22 % Var 2Q23 2Q22 % Var 2Q23 2Q22 % Var 2Q23 2Q22 % Var Net Sales 3,505,457 3,384,527 3.6% 1,036,584 771,878 34.3% 359,927 373,833 (3.7%) 4,901,361 4,530,238 8.2% Other Revenue 194,912 165,841 17.5% 8,692 6,931 25.4% 14,159 14,348 (1.3%) 217,759 186,977 16.5% Net Revenue 3,700,369 3,550,368 4.2% 1,045,276 778,809 34.2% 374,086 388,181 (3.6%) 5,119,120 4,717,215 8.5% Colombia Uruguay Argentina Consolidated in COP M 1H23 1H22 % Var 1H23 1H22 % Var 1H23 1H22 % Var 1H23 1H22 % Var Net Sales 7,135,800 6,703,692 6.4% 2,198,053 1,533,098 43.4% 805,347 668,596 20.5% 10,138,593 8,905,386 13.8% Other Revenue 387,718 373,687 3.8% 18,347 13,728 33.6% 30,703 26,591 15.5% 436,681 413,796 5.5% Net Revenue 7,523,518 7,077,379 6.3% 2,216,400 1,546,826 43.3% 836,050 695,187 20.3% 10,575,274 9,319,182 13.5%

1H23 Performance of innovative models in Colombia Increased share on Colombia sales from innovation in models ( 41.8%, +1.4 p.p. YoY) Expansion opportunities with accretive contribution to EBITDA and mid - term returns 35.3% (+203 bps vs 1H22) 61.1% (+40 bps vs 1H22) Share on Éxito ǲ s sales Sales increase vs. regular stores 67.9% 19.3% (included in the 209 of the Éxito banner) (included in the 106 of the Carulla banner) ROI 1 Note : (1) Return on Investment calculated as additional EBITDAR/investment of stores over 13 months of operation after remodelled in 2018 and 2019 ( 17 Wow, 16 Fresh Market) as of 1 H 23 (2) Certified by ICONTEC +27.2 p. p. after 24 months +14.7 p.p. after 24 months 12 Hypers • Innovative experience • New generation of hypermarkets • Omni - channel experiences Supers • Differentiation and freshness • First Carbon Neutral Food Retailer in LatAm 2 • Green Market (healthy nutrition) • No plastic bags at stores The picture can't be displayed. 30 stores 30 stores Share on Carulla ǲ s sales Sales increase vs. regular stores ROI 1

1H23 Performance of innovative models in Colombia Activities to penetrate mom& pops market (share of 33% of the total market*) 32.9% 59 stores Notes : * Source : Nielsen (1) Return on Investment calculated as additional EBITDAR/investment of stores over 13 months of operation after remodelled in 2018 and 2019 , 21 Surtimayorista stores) as of 2 Q 23 . (2) Excluding lease expenses . 2.3x after 24 months • Low - cost value proposition • High returns • Focus on institutional and final consumers • Competitive prices per unit and wholesale • Loyalty for institutional clients (~26K registered): 13 Cash & Carry of proximity Share on sales Sales increase vs. regular stores ROI 1 The picture can't be displayed. COP$ 28K M in sales + 48 % App Mi Surtii 5.5% (+48 bps, share on Colombia’s sales YoY) Sales (in M COP)/sqm $19 ( +63.8%) The picture can't be displayed. The picture can't be displayed. The picture can't be displayed. Focused on the traditional channel and mom&pops The picture can't be displayed. Strategic partners +1,700 Sales COP $102 K M +13.9 % vs 1H22 The picture can't be displayed. The picture can't be displayed. Orders The picture can't be displayed. ~ 17,000 active clients (+21%) “ Aliados ” Focused on the traditional channel (~205K mom&pops ) 13 openings YTD (+7.5K sqm) Partners (+462 LTM) +87%

Real estate: a hidden value to the Company ǲ s share valuation 1H23 Asset and traffic monetization in Colombia Real Estate Business The most important complementary business and contributor to margins 771 K sqm of GLA (33 assets ) Occupancy rate 96.6% (vs. 96.3% in 2 Q22) The picture can't be displayed. Note : Data as of 2 Q 23 (1) Viva Malls is a JV with Fondo Inmobiliario Colombia (FIC) in which Grupo Éxito has 51 % stake and consolidates the business . (2) SPV : Special Purpose Vehicle . 15 Revenues from rental and administrative fees (+21.7% consol , +20.8% Col in 1H23 ) 17 assets for a total of 558 K sqm of GLA 97% occupancy rate In line with construction schedule 95% • 54.3 K sqm of new area • IKEA: 18 K sqm in 2 levels Viva Malls 1 IKEA Viva Envigado Leader as shopping malls operator 35% market share in GLA Secure lease income with stable cash flow (hedge part of the company’s EBITDA against inflation) Innovation as a value proposition First IKEA store in Antioquia progress

Real estate coming project Viva Cartagena 1H23 Asset and traffic monetization in Colombia 16 Viva C artagena • First shopping resort in LatAm, to join activities between a touristic destination and a shopping center • # 1 high income housing development zone in Cartagena • 110 , 000 sqm of total area expected ( 35 , 000 sqm first stage of which 20 , 000 sqm dedicated to entertainment 1 st stage to open by 2026 • The first navigable lagoon of over 2 hectares integrated in a commercial location • The shopping resort includes an amusement park, a gastronomic pier around the lagoon, a theater to hold events, a water sports club, a hotel and the shopping center

The picture can't be displayed. The challenging consumer credit environment led to increased provisions, however, it ǲ s showing early signs of improvement The picture can't be displayed. 2.0 M cards in stock #3 in cards issued 3.9 Bn COP loan portfolio The picture can't be displayed. The picture can't be displayed. # 1 Brand power according to Kantar Present in 1 of every 3 household s 387 allied brands (+186% vs 1H22) +6.5 M active clients (+11.5%) +2 M APP downloads  Loyalty platform PCO • Puntos Pay • Loyalty as a service • Media services and data monetization 33% in Allies The picture can't be displayed. +18.9 MM points redeemed AAA rating for 13 straight years by 17 The picture can't be displayed. Note : TUYA and Puntos Colombia are 50 / 50 JV ´ s with Bancolombia . 1H23 Asset and traffic monetization in Colombia The l oan portfolio deteriorated of the banking sector, is seeing early signs of improved credit performance and lower delinquency rates Provision levels and risk coverage continue to be significantly better than legal requirements

Top line growth across countries and internally efficiencies partially offset by inflationary pressures on the cost/expense structure 2Q23 Operating performance by country GP : + 6 . 2% , 22 . 7 % margin (+ 42 bps) reflected solid growth boosted by real estate and despite price investment and the inflationary context . Recurring EBITDA : - 6 . 7% , 7 . 3 % margin ( - 86 bps) showed i) sales affected by lower consumption, ii) price investment, iii) inflationary pressures on cost/expenses, and iv) higher operating taxes 1 . GP : + 39 . 9% , 35 . 6 % margin (+ 145 bps), boosted by an improved consumption trend . Recurring EBITDA : + 59 . 6% , 11 . 3 % margin (+ 180 bps), reflected solid commercial performance and internal efficiencies that led expenses to grow below top line levels . GP : - 1 . 8% ( 157 . 7 % exc FX), 34 . 5 % margin (+ 63 bps), driven by higher share of C&C format and cost efficiencies despite price investment Recurring EBITDA : - 4 . 7% , 1 . 8 % margin ( - 2 bps), impacted by the FX effect, offset the solid top line growth (in LC) and operating efficiencies despite CPI effect on wages . Note: Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Data in COP includes a 18.3 % FX effect in Uruguay at top line and at recurring EBITDA in 2Q23 and 26.3% in 1H23 and - 61.9% and - 50.5 % in Argentina, respectively, calculated with the closing exchange rate . (1) Higher operating tax by COP $ 31 M during 2023 due to the tax reform approved in 2022. 18 Colombia Argentina Uruguay in COP M 2Q23 2Q22 % Var Net Revenue 3,700,369 3,550,368 4.2% Gross profit 838,622 789,746 6.2% Gross Margin 22.7% 22.2% 42 bps Total Expense (708,682) (625,731) 13.3% Expense/Net Rev 19.2% 17.6% 153 bps Recurring EBITDA 270,215 289,657 (6.7%) Recurring EBITDA Margin 7.3% 8.2% (86) bps 2Q23 2Q22 % Var 1,045,276 778,809 34.2% 371,859 265,750 39.9% 35.6% 34.1% 145 bps (274,833) (208,098) 32.1% 26.3% 26.7% (43) bps 118,553 74,300 59.6% 11.3% 9.5% 180 bps Colombia Uruguay Argentina

Consolidated Operating Performance Solid gross margin gains across countries and efforts to increase productivity led to recurring EBITDA growth (6.6% in 2Q23; 7.8 % YTD, +12.1% in comparable basis 1 ) » Solid commercial performance in Uruguay and Argentina, despite inflationary pressures, drove Recurring EBITDA (+ 27 . 6 % and + 193 . 2 % in LC, respectively) and offset Colombia outcome affected by : (i) One - offs related to 2 non - VAT days ( 1 in 1 Q 23 and 1 in 2 Q 23 ) (ii) A higher operating tax during 2023 due to tax reform approved in Colombia in 2022 (+ 26 bps at consol ; + 39 bps in Col) » Positive FX effect on results in Uruguay offset by the negative FX effect in Argentina » Recurring EBITDA 3 y CAGR of 11 . 7% (as of 1 H 23 ) 1H23 Recurring EBITDA highlights Note : Colombia perimeter includes Almacenes Éxito S . A . and its subsidiaries . Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect ( - 2 . 1 % and 0 . 6 % at top line in 2 Q 23 and 1 H 23 , and 2 . 5 % and 4 . 8 % at recurring EBITDA, respectively) . (1) Excluding non - recurring real estate income from the sale of development of projects and fees (COP $ 1 . 3 K M) and higher operating tax (COP $ 31 M) during 2023 due to the tax reform approved in 2022 . 19

Group share net result • Positive contribution of international retail operations (in LC) and Colombia (despite the non - VAT day effect), as well as the material positive variation of income tax . • Negative variations from : (i) higher financial expenses (interest rates 1 + 725 bps vs 2 Q 22 ), (ii) improved performance in Uruguay that led to higher minority interest, (iii) TUYA share of profit affected by provisions, and (iv) changes in non - recurring expenses related to the listing project . • Net Result in 1 H 23 totaled COP $ 38 , 934 M mainly driven by international operations and income tax variations, partially offset by non - operational items in Colombia and Argentina . Net Result highlights Note : Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect ( - 2 . 1 % at top line and 2 . 5 % at recurring EBITDA in 2 Q 23 and 0 . 6 % and 4 . 8 % in 1 H 23 , respectively . (1) The Central Bank increased the repo rate in Colombia to 13 . 25 % during 2 Q 23 (vs . 6 % in 2 Q 22 and 12 % in 4 Q 22 ) to control inflation . 20 Net income totaled COP$38,934 M as of 1H23 2Q23 1H 23

1H23 Leverage and cash at holding level 1 Free cash flow reached COP $92,000 M, a positive outcome amidst economic slow down and higher investment levels and a comparable basis • Dividends from subsidiaries continued to allow the Company’s investment requirements and payments to shareholders • Pressures on financial expenses from higher repo rates (+ 2 x higher vs 2 Q 22 ) • Gross debt increased COP $ 532 , 000 M mainly due to seasonal requirements from RCF Cash and debt highlights Note : Numbers expressed in long scale, COP billion represent 1 , 000 , 000 , 000 , 000 . Central Bank repo rate increased in Colombia to 13 . 25 % in 2 Q 23 (vs . 6 % as of 2 Q 22 and 13 % as of 1 Q 23 ) to control inflation . Cash flow in 2022 expressed in line with the statement . (1) Holding : Almacenes Éxito S . A results without Colombia or international subsidiaries . 21 In B COP in thousand million COP 12M 2Q 2023 12M 2Q 2022 Variation EBITDA 939 1,067 -12.0% Lease liabilities amortizations & interests (384) (347) 10.5% Operational results before WK 426 685 -37.8% Change in Tax (81) (101) -19.5% Change in working capital (84) (48) 75.3% CapEx (441) (339) 29.9% Free cash flow before investments (180) 197 -191.2% Dividends received 271 170 59.5% Free cash flow 92 367 -75.0% Shareholders' cash flow (111) 368 -130.3%

Conclusions & Q&A session 22

Quarterly double-digit top line growth[1] and gross margin gains droved operational performance

Conclusions

- **ADR and BDR** spin-off completion expected by 3Q23.
- **Double-digit consolidated sales growth on comparable basis[1],** in local currency in **all three countries**
- **Recurring EBITDA grew in 2Q and 1H** driven by **gross margin protection** across countries, despite inflationary pressures.
- **Net Result YTD** driven by **positive operational** performance and income tax variations, partially offset by temporary and non-operational items in Colombia and Argentina, higher financial expenses and TUYA share of profit.
- **Improved cash generation (COP $92 K M)** to continue consolidating a solid path to develop the Group's retail and real estate strategy.
- **Double-digit sales growth in Colombia** on a comparable basis[1], driven by high single-digit growth of **food sales** leveraged on innovation and omni-channel.
- Solid performance of real estate business in Colombia (+18.9%)
- **Strong performance of Uruguay** (and above inflation) consolidates leadership in the market.
- **Cash generation in Argentina** invested in Cash and Carry stores and to open the first Fresh Market store in Buenos Aires; results in COP impacted by FX.

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Note: Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect (-2.1% and 0.6% at top line in 2Q23 and 1H23, and 2.5% and 4.8% at recurring EBITDA, respectively); Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. (1) When excluding non-VAT day effect.

Appendices 24

The picture can't be displayed. Consolidated financial results Note : Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect ( - 0 . 6 % and 1 . 4 % at top line in 2 Q 23 and 1 H 23 , and 3 . 4 % and 5 . 3 % at recurring EBITDA, respectively) . CVM EBITDA refers to earnings b efore interest, taxes, depreciation, and amortization ( EBITDA) plus Associates & Joint Ventures Results . 2 Q 23 EPS considers the weighted average number of outstanding shares (IFRS 33 ), corresponding to 1 , 297 , 864 , 359 shares (including the buyback operation completed on June 30 , 2022 , and the share split 1 : 3 on November 18 , 2022 . 25 in COP M 2Q23 2Q22 % Var 1H23 1H22 % Var Net Sales 4,901,361 4,530,238 8.2% 10,138,593 8,905,386 13.8% Other Revenue 217,759 186,977 16.5% 436,681 413,796 5.5% Net Revenue 5,119,120 4,717,215 8.5% 10,575,274 9,319,182 13.5% Cost of Sales (3,753,325) (3,505,354) 7.1% (7,750,062) (6,909,094) 12.2% Cost D&A (26,367) (24,989) 5.5% (52,865) (48,718) 8.5% Gross Profit 1,339,428 1,186,872 12.9% 2,772,347 2,361,370 17.4% Gross Margin 26.2% 25.2% 100 bps 26.2% 25.3% 88 bps Total Expense (1,111,639) (960,123) 15.8% (2,325,963) (1,923,545) 20.9% Expense/Net Rev 21.7% 20.4% 136 bps 22.0% 20.6% 135 bps Recurring Operating Income (ROI) 227,789 226,749 0.5% 446,384 437,825 2.0% ROI Margin 4.4% 4.8% (36) bps 4.2% 4.7% (48) bps Non-Recurring Income/Expense (28,468) 10,511 (370.8%) (33,678) 7,518 (548.0%) Operating Income (EBIT) 199,321 237,260 (16.0%) 412,706 445,343 (7.3%) EBIT Margin 3.9% 5.0% (114) bps 3.9% 4.8% (88) bps Net Financial Result (131,300) (92,737) 41.6% (198,122) (142,536) 39.0% Associates & Joint Ventures Results (23,313) 1,056 (2307.7%) (50,105) (16,763) 198.9% EBT 44,708 145,579 (69.3%) 164,479 286,044 (42.5%) Income Tax 2,840 (44,934) 106.3% (37,868) (99,774) (62.0%) Net Result 47,548 100,645 (52.8%) 126,611 186,270 (32.0%) Non-Controlling Interests (53,732) (38,381) 40.0% (87,677) (59,467) 47.4% Net Result of Discontinued Operations - - 0.0% - - 0.0% Net Group Share Result (6,184) 62,264 (109.9%) 38,934 126,803 (69.3%) Net Margin (0.1%) 1.3% (144) bps 0.4% 1.4% (99) bps Recurring EBITDA 395,391 370,917 6.6% 782,676 726,080 7.8% Recurring EBITDA Margin 7.7% 7.9% (14) bps 7.4% 7.8% (39) bps CVM EBITDA 343,610 382,484 (10.2%) 698,893 716,835 (2.5%) CVM EBITDA Margin 6.7% 8.1% (140) bps 6.6% 7.7% (108) bps EBITDA 366,923 381,428 (3.8%) 748,998 733,598 2.1% EBITDA Margin 7.2% 8.1% (92) bps 7.1% 7.9% (79) bps Shares 1,297.864 1,297.864 0.0% 1,297.864 1,297.864 0.0% EPS (4.8) 48.0 (109.9%) 30.0 97.7 (69.3%)

The picture can't be displayed. P&L and capex by country Note : Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect ( - 0 . 6 % and 1 . 4 % at top line in 2 Q 23 and 1 H 23 , and 3 . 4 % and 5 . 3 % at recurring, respectively) . The Colombia perimeter includes the consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . 26 Income Statement Colombia Uruguay Argentina Consol in COP M 2Q23 2Q23 2Q23 2Q23 Net Sales 3,505,457 1,036,584 359,927 4,901,361 Other Revenue 194,912 8,692 14,159 217,759 Net Revenue 3,700,369 1,045,276 374,086 5,119,120 Cost of Sales (2,836,991) (671,340) (245,605) (3,753,325) Cost D&A (24,756) (2,077) 466 (26,367) Gross profit 838,622 371,859 128,947 1,339,428 Gross Margin 22.7% 35.6% 34.5% 26.2% SG&A Expense (593,163) (255,383) (121,858) (970,404) Expense D&A (115,519) (19,450) (6,266) (141,235) Total Expense (708,682) (274,833) (128,124) (1,111,639) Expense/Net Rev 19.2% 26.3% 34.2% 21.7% Recurring Operating Income (ROI) 129,940 97,026 823 227,789 ROI Margin 3.5% 9.3% 0.2% 4.4% Non-Recurring Income and Expense (30,711) 1,575 668 (28,468) Operating Income (EBIT) 99,229 98,601 1,491 199,321 EBIT Margin 2.7% 9.4% 0.4% 3.9% Net Financial Result (108,437) (1,849) (21,014) (131,300) Recurring EBITDA 270,215 118,553 6,623 395,391 Recurring EBITDA Margin 7.3% 11.3% 1.8% 7.7% CAPEX in COP M 74,161 25,766 6,492 106,419 in local currency 74,161 225 519

The picture can't be displayed. Consolidated balance sheet Note : Consolidated data include figures from Colombia, Uruguay and Argentina . 27 in COP M Dec 2022 Jun 2023 Var % Assets 18,183,289 17,379,523 (4.4%) Current assets 5,947,863 5,519,330 (7.2%) Cash & Cash Equivalents 1,733,673 1,393,950 (19.6%) Inventories 2,770,443 2,765,708 (0.2%) Accounts receivable 779,355 642,228 (17.6%) Assets for taxes 509,884 610,556 19.7% Assets held for sale 21,800 20,436 (6.3%) Others 132,708 86,452 (34.9%) Non-current assets 12,235,426 11,860,193 (3.1%) Goodwill 3,484,303 3,355,987 (3.7%) Other intangible assets 424,680 408,101 (3.9%) Property, plant and equipment 4,474,280 4,332,950 (3.2%) Investment properties 1,841,228 1,810,138 (1.7%) Right of Use 1,443,469 1,411,428 (2.2%) Investments in associates and JVs 300,021 285,016 (5.0%) Deferred tax asset 142,589 176,779 24.0% Assets for taxes - - 0.0% Others 124,856 79,794 (36.1%) in COP M Dec 2022 Jun 2023 Var % Liabilities 9,748,843 9,344,287 (4.1%) Current liabilities 7,415,394 7,285,080 (1.8%) Trade payables 5,651,303 4,469,187 (20.9%) Lease liabilities 263,175 274,606 4.3% Borrowing-short term 915,604 2,065,206 N/A Other financial liabilities 136,223 102,542 (24.7%) Liabilities held for sale - - 0.0% Liabilities for taxes 109,726 75,150 (31.5%) Others 339,363 298,389 (12.1%) Non-current liabilities 2,333,449 2,059,207 (11.8%) Trade payables 70,472 40,823 (42.1%) Lease liabilities 1,392,780 1,343,846 (3.5%) Borrowing-long Term 539,980 348,756 (35.4%) Other provisions 15,254 11,872 (22.2%) Deferred tax liability 277,713 274,115 (1.3%) Liabilities for taxes 2,749 6,591 N/A Others 34,501 33,204 (3.8%) Shareholder´s equity 8,434,446 8,035,236 (4.7%)

The picture can't be displayed. Consolidated cash flow Note : Consolidated data include figures from Colombia, Uruguay and Argentina . 28 in COP M Jun 2023 Jun 2022 Var % Profit 126,611 186,270 (32.0%) Operating income before changes in working capital 743,994 685,650 8.5% Cash Net (used in) Operating Activities (414,454) (766,309) (45.9%) Cash Net (used in) Investment Activities (269,014) (147,165) 82.8% Cash net provided by Financing Activities 397,152 (416,969) N/A Var of net of cash and cash equivalents before the FX rate (286,316) (1,330,443) (78.5%) Effects on FX changes on cash and cash equivalents (53,407) 32,753 N/A (Decresase) net of cash and cash equivalents (339,723) (1,297,690) (73.8%) Opening balance of cash and cash equivalents 1,733,673 2,541,579 (31.8%) Ending balance of cash and cash equivalents 1,393,950 1,243,889 12.1%

The picture can't be displayed. Holding P&L (1) (1) Holding : Almacenes Éxito Results without Colombia subsidiaries . 29 in COP M 2Q23 2Q22 % Var 1H23 1H22 % Var Net Sales 3,508,364 3,388,924 3.5% 7,140,696 6,711,814 6.4% Other Revenue 102,384 87,338 17.2% 208,356 216,413 (3.7%) Net Revenue 3,610,748 3,476,262 3.9% 7,349,052 6,928,227 6.1% Cost of Sales (2,830,218) (2,735,369) 3.5% (5,758,180) (5,431,647) 6.0% Cost D&A (23,132) (21,004) 10.1% (45,688) (41,594) 9.8% Gross profit 757,398 719,889 5.2% 1,545,184 1,454,986 6.2% Gross Margin 21.0% 20.7% 27 bps 21.0% 21.0% 2 bps SG&A Expense (579,866) (512,738) 13.1% (1,185,966) (1,033,868) 14.7% Expense D&A (113,102) (98,707) 14.6% (220,300) (194,601) 13.2% Total Expense (692,968) (611,445) 13.3% (1,406,266) (1,228,469) 14.5% Expense/Net Rev (19.2%) (17.6%) (160) bps (19.1%) (17.7%) (140) bps Recurring Operating Income (ROI) 64,430 108,444 (40.6%) 138,918 226,517 (38.7%) ROI Margin 1.8% 3.1% (134) bps 1.9% 3.3% (138) bps Non-Recurring Income and Expense (33,764) (7,320) 361.3% (38,204) (9,121) 318.9% Operating Income 30,666 101,124 (69.7%) 100,714 217,396 (53.7%) EBIT Margin 0.8% 2.9% (206) bps 1.4% 3.1% (177) bps Net Financial Result (118,485) (65,511) 80.9% (202,126) (110,219) 83.4% Net Group Share Result (6,184) 62,264 (109.9%) 38,934 126,803 (69.3%) Net Margin (0.2%) 1.8% (196) bps 0.5% 1.8% (130) bps Recurring EBITDA 200,664 228,155 (12.0%) 404,906 462,712 (12.5%) Recurring EBITDA Margin 5.6% 6.6% (101) bps 5.5% 6.7% (117) bps

The picture can't be displayed. Holding balance sheet (1) (1) Holding : Almacenes Éxito Results without Colombia subsidiaries . 30 in COP M Dec 2022 Jun 2023 Var % Assets 14,761,545 14,295,227 (3.2%) Current assets 4,432,647 4,145,525 (6.5%) Cash & Cash Equivalents 1,250,398 920,148 (26.4%) Inventories 2,105,200 2,144,902 1.9% Accounts receivable 477,912 424,795 (11.1%) Assets for taxes 478,476 538,934 12.6% Others 120,661 116,746 (3.2%) Non-current assets 10,328,898 10,149,702 (1.7%) Goodwill 1,453,077 1,453,077 0.0% Other intangible assets 191,204 191,617 0.2% Property, plant and equipment 2,059,079 2,021,427 (1.8%) Investment properties 83,420 82,987 (0.5%) Right of Use 1,587,943 1,631,148 2.7% Investments in subsidiaries, associates and JVs 4,788,226 4,605,552 (3.8%) Others 165,949 163,894 (1.2%) in COP M Dec 2022 Jun 2023 Var % Liabilities 7,622,557 7,587,090 (0.5%) Current liabilities 5,455,563 5,613,538 2.9% Trade payables 4,319,342 3,397,699 (21.3%) Lease liabilities 261,824 281,124 7.4% Borrowing-short term 251,118 1,416,331 N/A Other financial liabilities 123,446 89,899 (27.2%) Liabilities for taxes 92,846 48,597 (47.7%) Others 406,987 379,888 (6.7%) Non-current liabilities 2,166,994 1,973,552 (8.9%) Lease liabilities 1,525,272 1,555,343 2.0% Borrowing-long Term 539,980 348,756 (35.4%) Other provisions 14,311 11,603 (18.9%) Deferred tax liability - - 0 Others 87,431 57,850 (33.8%) Shareholder´s equity 7,138,988 6,708,137 (6.0%)

The picture can't be displayed. Debt by country and maturity Note : The Colombia perimeter includes the consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . 1 ) Debt without contingent warranties and letters of credits . (2) Holding gross debt issued 100 % in Colombian Pesos with an interest rate below IBR 3 M + 2 . 0% , debt at the nominal amount . IBR 3 M (Indicador Bancario de Referencia) – Market Reference Rate : 12 . 47% ; other collections included, and positive hedging valuation not included . (3) Debt at the nominal amount . 31 30 Jun 2023, (millions of COP) Holding (2) Colombia Uruguay Argentina Consolidated Short-term debt 1,506,229 1,516,802 616,741 34,205 2,167,749 Financial liabilities 1,416,330 1,416,330 614,671 34,205 2,065,206 Other financial liabilities 89,899 100,472 2,070 - 102,542 Long-term debt 348,756 348,756 - 0 - 348,756 Financial liabilities 348,756 348,756 - 0 - 348,756 Other financial liabilities - - - - - Total gross debt (1) 1,854,986 1,865,559 616,741 34,205 2,516,505 Cash and cash equivalents 920,148 1,061,532 291,385 41,033 1,393,950 Efectivo y equivalentes al efectivo 920,148 1,061,532 291,385 41,033 1,393,950 Net debt (934,837) (804,027) (325,356) 6,828 (1,122,555) Holding Gross debt by maturity 30 Jun 2023, (millions of COP) Nominal amount Nature of interest rate Maturity Date 30-jun-23 Revolving credit facility - Bilateral 100,000 Floating January 2024 100,000 Mid Term - Bilateral 135,000 Floating April 2024 135,000 Revolving credit facility - Bilateral 400,000 Floating February 2025 400,000 Long Term - Bilateral 200,000 Floating March 2025 200,000 Revolving credit facility - Bilateral 200,000 Floating April 2025 200,000 Revolving credit facility - Bilateral 300,000 Floating June 2025 300,000 Long Term - Bilateral 290,000 Floating March 2026 132,915 Long Term - Bilateral 190,000 Floating March 2027 138,187 Long Term - Bilateral 150,000 Floating March 2030 116,700 Total gross debt (3) 1,965,000 1,722,802

The picture can't be displayed. Store number and sales area Note : The store count does not include the 1 , 729 allies in Colombia . 32 Banner by country Store number Sales area (sqm) Colombia Exito 209 620,572 Carulla 106 88,447 Surtimax 76 30,314 Super Inter 59 56,907 Surtimayorista 59 50,582 Total Colombia 509 846,821 Uruguay Devoto 62 40,544 Disco 30 35,252 Geant 2 16,411 Total Uruguay 94 92,207 Argentina Libertad 15 93,719 Mini Libertad 10 1,796 Mayorista 11 13,529 Total Argentina 36 109,044 TOTAL 639 1,048,072

The picture can't be displayed. Grupo Éxito strategic pillars Leading transformation by focusing on customer and key retail trends 1 . Innovation 3. Digital Transformation 2. Omni - channel 4. Asset / Traffic Monetization 5. ESG Focus on improving Customer Service Relational Marketing HR & Suppliers Relationship IT Development Our people Omni - client ▪ Models & Formats x Premium & Mid: FreshMarket / WOW x Low - cost: Surtimayorista / Super Inter Vecino / Allies ▪ Private Label x Food / Non - food ▪ E - commerce x exito .com / carulla.com x disco.com / geant.com / devoto.com x hiperlibertad.com ▪ Market Place ▪ Digital Catalogues ▪ Home Delivery ▪ Last Milers x Rappi / Turbo 10 minutes ▪ Click & Collect ▪ WhatsApp / Clickcam ▪ Apps x Éxito / Carulla x Disco / Geant / Devoto x Hiperlibertad ▪ Others: x Éxito Media x Éxito Rental x Startups ▪ Developments x Frictionless x Customer Service x Data Analytics x Logistics, Supply Chain, HR Management ▪ Loyalty Coalition x Puntos Colombia ▪ Complementary businesses x Real Estate: VIVA / Paseo x Financial Business: TUYA / TUYA Pay / Kiire / Hipermás / Money transfers x Travel x Insurance x Virtual Mobile Operator ▪ Operational Excellence x Logistics & Supply Chain x Lean Productivity Schemes x Joint Purchasing ▪ Zero malnutrition x Child nutrition ▪ My Planet x Environmental protection ▪ Sustainable trade x Sustainable trade practices ▪ Governance & Integrity x Build trust and transparency ▪ Our people x HR development ▪ Healthy Lifestyle x Habits and healthy living The picture can't be displayed. 33

The picture can't be displayed. ESG strategy Six pillars with clear purposes, strategic focus and contribution, aligned with Sustainable Development Goals Work towards the eradication of chronic child malnutrition in Colombia by 2030 • Communicate and raise awareness • Generate resources and alliances • Influence public policies • Work closely with Fundación Éxito • SDG #2 Zero hunger Zero Malnutrition Sustainable Trade My Planet Healthy Lifestyle Our people Governance & Integrity Promote sustainable trade practices • Promote sustainable supply chains • Develop allies and suppliers • Maintain local and direct procurement • SDG #8 / #12 Decent work and economic growth / Responsible consumption and production Environmental protection • Actions to manage climate change • Enable circular economy for packaging and plastic • Initiatives for sustainable mobility and real estate • Protection of biodiversity • SDG #13 Climate action Encourage healthier and balanced lifestyles • Educate on healthy habits and living • Trade of goods and services encouraging healthy lifestyles • SDG #3 Good health and well - being Promote diversity and inclusion • Promote social dialogue • Develop our people on being and doing • Endorse gender equality • SDG #5 and #8 Gender equality, decent work and economic growth Build trust with stakeholders • Promote best practices in corporate governance • Respect of human rights • Build up ethics and transparency standards • Facilitate diverse and inclusive environments • Promote communication • SDG #16 Peace, justice and strong institutions 34

Grupo Éxito ǲ s ecosystem Leading retail through innovation and integration of BU ´ s across a comprehensive ecosystem with strong synergies Unmatched digital penetration in the region Click & collect, digital catalogues, , WhatsApp and Clickam Over 1,000 vendors #1 food retailer, high margins and strong cash flow generation Dual Retail / Real Estate model Multi - banner and multi - format retail structure #1 loyalty coalition in Colombia, +130 allied brands and +5.5 M clients Others Brick & Mortar Omni - channel #6 travel agency in Colombia # 1 card issuer in Colombia +800,000 users of digital accounts Seller of micro insurance in Colombia # 3 real estate player in Argentina #1 shopping mall operator in Colombia Loyalty Coalition Complementary Businesses & Traffic Monetization 1.3 M Tx. Target: #1 ally of money transfer network in Colombia Payment platform, 80M transactions 35 The picture can't be displayed. +500K active lines Note : Data as of 2021 . Omnicliente

María Fernanda Moreno R . Head of Investor Relations +(57) 312 796 2298 mmorenor@grupo - exito.com Éxito Calle 80, Cr 59 A No. 79 – 30 Bogotá, Colombia www.grupoexito.com.co exitoinvestor.relations@grupo - exito.com • “The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”. Teresita Alzate Investor Relations Executive +(574) 6049696 Ext 306560 teresita.alzate@grupo - exito.com Cr 48 No. 32B Sur – 139, Av. Las Vegas Envigado, Colombia